SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 3) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:


          ILAN K. REICH, ESQ.                     ROBERT P. ZINN, ESQ.
         STEVEN WOLOSKY, ESQ.                  LEONARD S. FERLEGER, ESQ.
OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP         KIRKPATRICK & LOCKHART LLP
            505 PARK AVENUE                       1500 OLIVER BUILDING
       NEW YORK, NEW YORK 10022              PITTSBURGH, PENNSYLVANIA 15222
       TELEPHONE: (212) 753-7200               TELEPHONE: (412) 355-6332


                         -------------------------------

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on December 16, 1997, as amended, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase any and all outstanding shares of Common Stock, par value $1.00 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so amended, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $30 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the
Schedule 14D-1.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF BIDDER

         The information in the seventh paragraph of Section 12 of the Offer to Purchase entitled "Plans for the Company" and incorporated by reference into
Item 5 of the Schedule 14D-1 is hereby amended in its entirety as follows:

         Plans For the Company. The Purchaser and the Parent have no present intention to make any significant changes in the business strategies of the Company, and (except as described below) they have not identified any specific assets, corporate structure, or business strategy which warrants change. The Purchaser and the Parent are aware of the existence of an overfunding in the Company's pension plans and the fact that the market value of the the Company's precious metals inventory substantially exceeds the book value of such asset. The Parent has made a preliminary review of, on the basis of publicly available information, various possible business strategies which it might consider if it acquires control of the Company, including means of utilizing the Company's overfunded pension plans and precious metals inventory for the benefit of the combined entity, while at the same time ensuring that the Company's retired employees and its contractual commitments will be adequately protected. If the Purchaser acquires control of the Company, the Parent intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider at the same time what, if any, changes or sale of assets would be desirable in light of the circumstances which then exist.

ITEM 10.   ADDITIONAL INFORMATION

         The information set forth in the Introduction and Section 14 of the Offer to Purchase entitled "Conditions of the Offer" and incorporated by reference into Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

         The Business Combination Condition and the Rights Condition shall be deemed to be satisfied if at the expiration of the Offer the number of Shares validly tendered and not withdrawn, together with the 4.9% of the Shares now beneficially owned by the Parent and the Purchaser, is less than 20% of the outstanding Shares. In the event that 15.1% or more of the outstanding Shares are validly tendered in the Offer and not withdrawn at the expiration of the Offer, the Business Combination Condition and the Rights Condition would be applicable to the Offer and, based on current circumstances, would prevent the acquisition of "any and all" Shares by the Parent and the Purchaser in the Offer, unless such conditions are otherwise satisfied or waived.

         The information set forth immediately preceding clause (i) in the first paragraph of Section 14 of the Offer to Purchase entitled "Conditions of the Offer" and incorporated by reference into Item 10(f) of the Schedule 14D-1 is hereby amended by deleting the words "acceptance for payment of, or payment for, such Shares" and inserting instead the words "Expiration Date".

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1998
                                 WHX CORPORATION


                                 By: /s/ Stewart E. Tabin
                                    ------------------------------
                                    Name:   Stewart E. Tabin
                                    Title:  Assistant Treasurer



                                 HN ACQUISITION CORP.


                                 By: /s/ Stewart E. Tabin
                                    -------------------------------
                                    Name:  Stewart E. Tabin
                                    Title: Vice President


                                       -3-